

January 24, 2017

Herbert Ying Chiu Lee
Chief Executive Officer
Integrated Media Technology Limited
Level 7, 420 King William Street
Adelaide SA 5000, Australia

>   **Re: Integrated Media Technology Limited**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form 20-F**
>   **Submitted January 17, 2017**
>   **CIK No. 0001668438**

Dear Mr. Lee:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Financial Statements

1. Refer to your response to comment 5. We note that you will include audited financial statements in the document for the fiscal year ending March 31, 2015 and audited interim financial statements for the six month period ended September 30, 2015 pursuant to Rule 3-05 of Regulation S-X.

You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney Adviser at (202) 551-7951, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications